UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14N/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

MAGICJACK VOCALTEC LTD.
(Name of Issuer)

Ordinary shares, no par value
(Title of Class of Securities)

M6787E101
(CUSIP Number)

☐	Solicitation Pursuant to § 240.14a-2(b)(7)
☐	Solicitation Pursuant to § 240.14a-2(b)(8)
☐	Notice of Submission of a Nominee or Nominees in Accordance with § 240.14a-11
☒	Notice of Submission of a Nominee or Nominees in Accordance with Procedures Set Forth Under Applicable State or Foreign Law, or the Registrant's Governing Documents

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	NAME OF REPORTING PERSON Kanen Wealth Management LLC
2	Mailing address and phone number of each reporting person (or, where applicable, the authorized representative) 5850 Coral Ridge Drive Suite 309 Coral Springs, Florida 33076 (631) 863-3100
3

Amount of securities held that are entitled to be voted on the election of directors held by each reporting person (and, where applicable, amount of securities held in the aggregate by the nominating shareholder group), but including loaned securities and net of securities sold short or borrowed for purposes other than a short sale:

911,759* Ordinary Shares

4

Number of votes attributable to the securities entitled to be voted on the election of directors represented by amount in Row (3) (and, where applicable, aggregate number of votes attributable to the securities entitled to be voted on the election of directors held by group):

911,759*

 _____________

*Includes call options to acquire 62,000 Ordinary Shares held by The Philotimo Fund LLC, of which Kanen Wealth Management LLC is the general partner.

1	NAME OF REPORTING PERSON David L. Kanen
2	Mailing address and phone number of each reporting person (or, where applicable, the authorized representative) 5850 Coral Ridge Drive Suite 309 Coral Springs, Florida 33076 (631) 863-3100
3

Amount of securities held that are entitled to be voted on the election of directors held by each reporting person (and, where applicable, amount of securities held in the aggregate by the nominating shareholder group), but including loaned securities and net of securities sold short or borrowed for purposes other than a short sale:

1,109,164 Ordinary Shares**

4

Number of votes attributable to the securities entitled to be voted on the election of directors represented by amount in Row (3) (and, where applicable, aggregate number of votes attributable to the securities entitled to be voted on the election of directors held by group):

1,109,164**

 _____________

**Includes call options to acquire 62,000 Ordinary Shares held by The Philotimo Fund LLC, of which Kanen Wealth Management LLC is the general partner, and additional call options to acquire 80,000 Ordinary Shares held by Mr. Kanen.

SCHEDULE 14N

This Amendment No. 1 to Statement on Schedule 14N (this “Amendment No. 1”) amends the Statement on Schedule 14N filed by the Reporting Persons on January 25, 2017 (as amended, the “Schedule 14N”), with respect to the Ordinary Shares, with no par value (the “Ordinary Shares”), of magicJack VocalTec, Ltd., a company organized under the laws of the State of Israel (the “Issuer”). Capitalized terms used but not defined in this Amendment No. 1 shall have the meanings set forth in the Schedule 14N. Except as amended and supplemented by this Amendment No. 1, the Schedule 14N remains unchanged.

Item 7. Notice of Dissolution of Group or Termination of Shareholder Nomination

As of January 31, 2017, the Reporting Persons entered into a settlement agreement with the Issuer (the “Settlement Agreement”), pursuant to which the Issuer has agreed to include Don C. Bell III and Alan B. Howe (the “Kanen Designees”) as director candidates of the Board of Directors of the Issuer (the “Board”) in the Issuer’s proxy statement for the Issuer’s 2016 annual meeting of shareholders expected to be held on February 28, 2017 (the “2016 Annual Meeting”), to recommend that the Issuer’s shareholders vote in favor of the Kanen Designees, and to use reasonable best efforts to cause the election of the Kanen Designees. The Reporting Persons, who had previously submitted their nomination of Messrs. Anthony Ambrose, Louis Antoniou, Jonathan M. Charak, David D. Clark, Alan B. Howe, W. Austin Lewis and Anthony Pompliano for election to the Board at the 2016 Annual Meeting (the “Nominations”), withdrew the Nominations, effective as of the date of the Settlement Agreement. The Reporting Persons also agreed to vote their Ordinary Shares at the 2016 Annual Meeting in accordance with the Board’s recommendations. The Settlement Agreement includes an expense reimbursement provision in favor of the Reporting Persons. The Settlement Agreement has been filed as an exhibit to the Reporting Persons’ Statement of Beneficial Interest on Schedule 13D regarding the Ordinary Shares, filed with the Securities and Exchange Commission on February 2, 2017.

The Reporting Persons acquired the Ordinary Shares reported in this Schedule 14N for investment purposes. The Reporting Persons may in the future acquire additional Ordinary Shares or dispose of some or all of the Ordinary Shares held by the Reporting Persons in open-market transactions or privately negotiated transactions, on such terms and at such times as the Reporting Persons may deem advisable. The Reporting Persons may engage in short selling or hedging or similar transactions with respect to the Ordinary Shares, on such terms and at such times as the Reporting Persons may deem advisable, subject to applicable law.

Item 8. Signatures

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this notice on Schedule 14N is true, complete and correct.

In accordance with Rule14n-1(b)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Amendment No. 1 to the Statement on Schedule 14N with respect to the Ordinary Shares of the Issuer.

Date: February 2, 2017

KANEN WEALTH MANAGEMENT LLC

/s/ David L. Kanen
David L. Kanen
Managing Member

/s/ DAVID L. KANEN
David L. Kanen